Nectar of the Gods Corporation

Profit and Loss
January - December 2022

	TOTAL
Income	
Sales	25.00
Food	976.00
Honey	1,328.99
Mead	194,300.52
Merchandise	5,121.00
Other	-337.74
Vino Shipper	12,472.59
Wholesale - VWDC	40,350.65
Total Sales	**254,237.01**
Sales Discounts	-4,259.30
Tips Collected	1,453.17
Total Income	**$251,430.88**
Cost of Goods Sold	
Cost of Goods Sold	
Ingredients	47,452.15
Inventory Adjustment	-4,392.00
Total Cost of Goods Sold	**43,060.15**
Merchandise for resale	3,884.26
Purchases	7,504.79
Supplies - Bottling/Canning	16,362.51
Total Purchases	**23,867.30**
Repairs and Maintenance - production	4,721.59
Total Cost of Goods Sold	**$75,533.30**
GROSS PROFIT	**$175,897.58**
Expenses	
401k Admin Fees	1,620.00
Advertising and Promotion	6,119.98
Amortization	2,691.00
Automobile Expense	2,987.76
Bank Service Charges	174.00
Beekeeping Supplies and Maintenance	98.36
Casual Labor	414.96
Cleaning	990.00
Computer and Internet Expenses	583.43
Conference/Education	270.00
Depreciation Expense	10,266.00
Dues and Subscriptions	2,128.87
Equipment (Small)	307.23
Equipment Rental	6,261.86
Insurance Expense	2,252.25

Nectar of the Gods Corporation

Profit and Loss
January - December 2022

	TOTAL
Interest Expense	2,011.72
Licenses & Permits	2,567.33
Live Entertainment	5,785.00
Marketing	6,240.00
Meadery - Decor	2,812.96
Meadery Supplies	4,199.69
Meals/Entertainment	3,336.28
Merchant Fees	7,077.28
Office Supplies	135.04
Participation Fees	680.00
Payroll Expenses	
Officer Compensation	48,128.00
Payroll Fees	1,740.00
Payroll Taxes	11,810.37
Wages	69,703.07
Total Payroll Expenses	**131,381.44**
Postage and Delivery	222.95
Professional Fees	3,813.07
Rent Expense	56,827.04
Repairs and Maintenance	586.78
Research & Development	1,043.34
Security Expense	370.63
Shipping Expense and Supplies	1,341.79
Taxes	20.00
Excise Taxes - VA	1,701.75
Property Tax	405.00
Total Taxes	**2,126.75**
Telephone Expense	2,455.84
Travel Expense	6,014.13
Utilities	9,720.20
Total Expenses	**$287,914.96**
NET OPERATING INCOME	**$ -112,017.38**
Other Income	
Other Income	4,894.56
Total Other Income	**$4,894.56**
NET OTHER INCOME	**$4,894.56**
NET INCOME	**$ -107,122.82**